UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2020

Commission File Number: 001-38378

Hudson Ltd.

(Translation of registrant’s name into English)

4 New Square

Bedfont Lakes

Feltham, Middlesex TW14 8HA

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hudson Ltd.

By:	/s/ Adrian Bartella
	Name:	Adrian Bartella
	Title:	Chief Financial Officer

Date: August 19, 2020

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release, dated August 19, 2020 – Definitive Agreement with Dufry AG

Exhibit 99.1

Hudson Announces Proposed Acquisition of all Remaining Equity Interests in the Company by Dufry AG Group, Hudson’s Controlling Shareholder

Purchase Price of $7.70 in Cash for Each Hudson Class A Common Share

East Rutherford, NJ – August 19, 2020 – Hudson (NYSE: HUD), a North American travel experience leader with more than 1,000 stores in airports, commuter hubs, landmarks and tourist destinations, today announced that it has entered into a definitive agreement with Dufry AG Group (“Dufry”), its controlling shareholder with 57.4% ownership of the Company, pursuant to which Dufry would acquire all of the equity interests in Hudson that it does not already own for $7.70 in cash for each Hudson Class A share (the “Transaction”). The per-share price represents a 50.1% premium to Hudson’s closing price as of August 18, 2020, the day prior to the public announcement of the Transaction. Upon completion of the Transaction, Hudson will become an indirect wholly owned subsidiary of Dufry and will be delisted from the New York Stock Exchange.

The terms of the Transaction were negotiated, unanimously recommended, and approved by the independent directors of Hudson who formed a special committee to negotiate with Dufry, given Dufry’s existing ownership stake in Hudson and representation on Hudson’s Board of Directors. In addition, the Board of Directors of Hudson, based on the recommendation of the special committee, and the Board of Directors of Dufry, approved the Transaction.

Roger Fordyce, CEO of Hudson, commented, “While our ownership structure will change as a result of the proposed Transaction, the re-integration of Hudson into Dufry will further facilitate the execution of our business strategy. Hudson successfully implemented its business and growth plans as a wholly owned Dufry subsidiary for nearly nine years prior to our initial public offering in 2018. Our strategy remains unchanged to serve as the all-encompassing travel partner and we will continue to focus on our four key pillars: travel convenience, specialty retail, duty free, and food and beverage.”

The Transaction is subject to approval by the holders of a majority of Hudson’s outstanding common shares present at a Hudson shareholder meeting to be held in due course. The Transaction is also conditioned upon the successful completion of an equity rights offering by Dufry to finance the Transaction, the approval of the equity capital increase necessary for such rights offering by Dufry’s shareholders, the consent of Dufry’s lenders under its existing credit facilities as well as other customary closing conditions. Dufry expects the Transaction to close in the fourth quarter of 2020.

The Hudson special committee was advised by Cravath, Swaine & Moore LLP as legal advisors and by Lazard Freres & Co. LLC as lead independent financial advisor. The special committee was also advised by Banco Santander, S.A.

Website Information

We routinely post important information for investors on the Investor Relations section of our website, investors.hudsongroup.com. We intend to use this website as a means of disclosing material information. Accordingly, investors should monitor the Investor Relations section of our website, in addition to following our press releases, SEC filings, public conference calls, presentations and webcasts. The information contained on, or that may be accessed through, our website is not incorporated by reference into, and is not a part of, this document.

This press release is not an offering of securities for sale in any jurisdiction

Certain participants in the Transaction will prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) a Schedule 13E-3 Transaction Statement, which will contain important information on Hudson, the

Transaction and related matters, including the terms and conditions of the Transaction. Shareholders of Hudson are urged to carefully read these documents, as they may be amended from time to time, before making any decision with respect to the Transaction. The Schedule 13E-3 and all other documents filed with the U.S. SEC in connection with the Transaction will be available when filed, free of charge, on the U.S. SEC’s website at www.sec.gov. In addition, these documents will be made available, free of charge, to shareholders of Hudson who make a written request to the investor contact below.

Hudson and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from the Company’s shareholders with respect to the Transaction. Information regarding the persons who may be considered “participants” in the solicitation of proxies and the interests of such potential participants will be set forth in the Schedule 13E-3 transaction statement relating to the Transaction when filed with the SEC and the other relevant documents filed with the SEC when they become available. This announcement is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any filings that may be made with the SEC should the Transaction proceed.

About Hudson

Hudson, a Dufry Company, is a travel experience company turning the world of travel into a world of opportunity by being the Traveler’s Best Friend in more than 1,000 stores in airport, commuter hub, landmark, and tourist locations. Our team members care for travelers as friends at our travel convenience, specialty retail, duty free and food and beverage destinations. At the intersection of travel and retail, we partner with landlords and vendors, and take innovative, commercial approaches to deliver exceptional value. To learn more about how we can make your location a travel destination, please visit us at hudsongroup.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (Reform Act). Forward-looking statements are based on our beliefs and assumptions and on information currently available to us, and include, without limitation, statements regarding our business, financial condition, strategy, results of operations, certain of our plans, objectives, assumptions, expectations, prospects and beliefs, the effects of the novel coronavirus (COVID-19) on the demand for air and other travel, our supply chain, as well as the impact on our business, financial condition and results of operations and statements regarding other future events or prospects. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “seek,” “anticipate,” “estimate,” “predict,” “potential,” “assume,” “continue,” “may,” “will,” “should,” “could,” “shall,” “risk” or the negative of these terms or similar expressions that are predictions of or indicate future events and future trends. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us may differ materially from those made in or suggested by the forward looking statements contained in this press release. In addition, even if our results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us are consistent with the forward-looking statements contained in this press release, those results or developments may not be indicative of results or developments in subsequent periods. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Factors that may cause our actual results to differ materially from those expressed or implied by the forward-looking statements in this press release, or that may impact our business and results more generally, include, but are not limited to, the risks described under “Item 3. Key Information—D. Risk factors” of our Annual Report on Form 20-F for the year ended December 31, 2019 which may be accessed through the SEC’s website at https://www.sec.gov/edgar. You should read these risk factors before making an investment in our shares.

For further information, please contact:

Investor/Media Contact

Cindi Buckwalter

VP of Investor Relations & Corporate Communications

investorrelations@hudsongroup.com

communications@hudsongroup.com

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